UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

SEC FILE NUMBER 000-22166

CUSIP NUMBER 00817R03

(Check One):	☐ Form 10-K	☐ Form 20-F	☐ Form 11-K	☒ Form 10-Q	☐ Form 10-D	☐ Form N-SAR	☐ Form N-CSR

For Period Ended:    June 30, 2013

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

☐ Transition Report on Form N-SAR

For the Transition Period Ended: _____________________

Read Instruction (on back page) Before Preparing Form. Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

N/A

PART I — REGISTRANT INFORMATION

Aetrium Incorporated

Full Name of Registrant

Former Name if Applicable

2350 Helen Street, North

Address of Principal Executive Office (Street and Number)

St. Paul, MN 55109

City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☒	(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K or Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Aetrium Incorporated was unable to file its Quarterly Report on Form 10-Q for the quarter ended June 30, 2013, without unreasonable effort or expense. Aetrium Incorporated disposed of assets related to its Reliability Test Products (RTP) line of products effective as of July 31, 2013 and has experienced unanticipated delays in preparing financial reports reflecting such disposition. Aetrium plans to file its Quarterly Report on Form 10-Q for the quarter ended June 30, 2013 on or before August 19, 2013.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Paul H. Askegaard	651	704 - 1812
(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

☒  Yes    ☐ No

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☒  Yes    ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Effective July 31, 2013, Aetrium sold the assets related to its Reliability Test Products (RTP) line of products. As a result, the Quarterly Report on Form 10-Q for the period ended June 30, 2013 will present operating results related to the RTP product line as discontinued operations for the current fiscal year and prior fiscal year periods. In, addition, Aetrium has continued to be impacted by relatively weak business conditions and excess production capacity in the semiconductor industry. It is anticipated that Aetrium will record a $0.8 million charge for excess and obsolete inventories in the second quarter of fiscal year 2013. Including this charge, Aetrium expects to report net losses of approximately $2.0 million for the three months ended June 30, 2013 and $2.8 million for the six months ended June 30, 2013.

Aetrium Incorporated

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: August 15, 2013	By:	/s/ Paul H. Askegaard
Paul H. Askegaard
Treasurer